                                                               Exhibit (b)(4)(d)



                     TAX DEFERRED ANNUITY (TDA) ENDORSEMENT

Effective as of the later of the Date of Issue of this policy or the date set forth below, this policy is amended and modified to maintain it as qualified under the rules found in Internal Revenue Code (IRC) section 403(b) and the Regulations pertaining to that section, as set forth below.

1. This policy is not transferable by the Owner to anyone except to us. The Limit on Transfer provision of the policy applies.

2. Except for transfers described below, contributions may only be made by the Annuitant's employer pursuant to a salary reduction agreement between the Annuitant and his or her employer, which is a public school system or an enterprise described in IRC section 501(c)(3), including, but not limited to:

         a.       a private or parochial school;
         b.       a church, as well as conventions or associations of churches;
         c.       a hospital;
         d.       a home health service agency, or
         e.       a health and welfare service agency.

Contributions can also be made by transfers of monies from other IRC section 403(b) plans whose distribution restrictions are the same or less stringent than those of this policy.

In no event may contributions exceed the limits of IRC sections 401(a)(30), 402(g)(1), 403(b)(2), or 415.

For purposes of the incidental death benefit limits, all policies and other investment vehicles that contain IRC section 403(b) contributions maintained by the Annuitant are combined in applying the limits.

3. Prohibited Distributions. Full or partial surrenders or withdrawals that are in violation of the specific "premature" distribution rules of IRC section 403(b)(11) may not be made. Prohibited distributions are those of amounts relating to contributions via a salary reduction agreement (as described in section 402(g)(3)(C)) which are in violation of the terms of IRC section 403(b)(11). These restrictions do not apply to contributions or benefits that were credited to an IRC section 403(b) plan on or before December 31, 1988, nor to earnings on benefit amounts that existed on December 31, 1988. They also do not apply when the Annuitant:

         a.     attains age 59-1/2;
         b.     dies;
         c.     separates from service;
         d.     becomes disabled within the meaning of IRC section 72(m) (7); or
         e. has a "hardship." For a "hardship," only the actual deferral amount can be distributed and not any gain on that amount.

The restrictions also do not apply if distributions are otherwise allowed by IRC section 403(b)(11) and the Regulations that accompany it. There are specific "premature" distribution rules for IRC 403(b) plans that do not always match the premature distribution rules for the impositions of the extra 10% tax of IRC section 72(t). Refer to IRC section 72(t) to see if a distribution from this policy is or is not subject to that tax.

4.       Direct Rollover Option.  If

         a. rollover treatment of a distribution of this policy is allowed pursuant to IRC section 402; and

         b.       the recipient is eligible to receive rollover treatment; and

         c. the recipient elects and directs us to have the distribution paid directly to either another IRC section 403(b) plan or to an Individual Retirement Account as described in IRC sections 408(a) and 408(b);

         then the distribution will be paid to that plan as a "direct rollover" described in IRC section 401(a)(31). An eligible recipient is either the Annuitant or the Annuitant's spouse.

5. Required Beginning Date. The Annuitant's entire interest in this policy attributable to amounts that accrued after December 31, 1986, Must either be distributed or begin distribution no later than the Required Beginning Date.

         The Required Beginning Date is April 1st of the next calendar year following the later of the calendar years in which the Annuitant retires or reaches age 70-1/2.

         All distributions of benefits under this policy shall be governed by IRC sections 401(a)(9), 403(b)(10), and all supporting Regulations, which include the incidental death benefit rules of IRC section 401(a)
         (9)(G).

6.       The interest of the Annuitant is nonforfeitable.

7. We may amend any term of this policy without the prior consent of the Annuitant if such amendment:

         a.       applies to all policies with this endorsement; and
         b.       is in response to changes to federal law,

         The Annuitant is fully responsible for compliance with the terms of this endorsement. In the event that any provision of this endorsement is in conflict with a provision of the policy, the terms of this endorsement will control.

Signed for Life Insurance Company of the Southwest at its Home Office in Dallas, Texas by

                                    Secretary